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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 52119

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brookville Capital Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

384 RXR Plaza
(No. and Street)

Uniondale, (City) NY (State) 11556 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Lodati 516-349-0300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raymond Giovanniello, CPA
(Name – *if individual, state last, first, middle name*)

100 Merrick Road, Suite 206w, Rockville Centre, NY 11570
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anthony Lodati, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brookville Capital Partners, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public #DL #377

HARVEY SORID
Notary Public, State of New York
No. 02SO6222476
Qualified in Nassau County
Commission Expires May 24, 2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BROOKVILLE CAPITAL PARTNERS, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2013

BROOKVILLE CAPITAL PARTNERS, LLC

DECEMBER 31, 2013

TABLE OF CONTENTS

RAYMOND GIOVANNIELLO
Certified Public Accountant

100 Merrick Road-Suite 206West-Rockville Centre, NY 11570
516-887-8414 Fax 516-887-0574

INDEPENDENT AUDITOR'S REPORT

To the Members of
Brookville Capital Partners, LLC

We have audited the accompanying financial statements of Brookville Capital Partners, LLC ("The Company") which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in members' equity, and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

RAYMOND GIOVANNIELLO
Certified Public Accountant

100 Merrick Road-Suite 206West-Rockville Centre, NY 11570
516-887-8414 Fax 516-887-0574

INDEPENDENT AUDITOR'S REPORT (Continued)

Auditor's Responsibility (Continued)

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brookville Capital Partners, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with the accounting principles generally accepted in the United States of America.

Raymond Giovanniello, CPA
Rockville Centre, NY
February 27, 2014

BROOKVILLE CAPITAL PARTNERS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS	
Cash	$82,475
Deposits with clearing organizations	75,000
Receivables from broker-dealers, clearing organizations and error account	483,565
Advance receivable	284,500
Other assets	49,198
Total assets	$974,738

COMMITMENTS AND CONTINGENCIES (Note 6)

LIABILITIES AND MEMBER'S EQUITY	
Liabilities:	
Accounts payable, accrued expenses and other liabilities	$447,803
Member's equity	526,935
Total liabilities and member's equity	$974,738

The accompanying notes are an integral part of these financial statements

BROOKVILLE CAPITAL PARTNERS LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2013

Revenues:	
Commissions	$7,377,818
Miscellaneous income	509,723
Interest	133,695
Total revenues	8,021,236
Expenses:	
Compensation for member officers	504,670
Commissions and other employee compensation and benefits	5,902,988
Registration and clearance fees	343,949
Occupancy (Note 6)	159,650
Communications and data processing	97,881
Interest	766
Other expenses	712,614
Total expenses	7,722,518
Net Income	$298,718

The accompanying notes are an integral part of these financial statements

BROOKVILLE CAPITAL PARTNERS LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2013

Balance, January 1, 2013	$80,217
Capital contributions	148,000
Net Income	298,718
Balance, December 31, 2013	$526,935

The accompanying notes are an integral part of these financial statements

BROOKVILLE CAPITAL PARTNERS LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$298,718
Adjustment to reconcile net income to cash provided by operating activities:	
(Increase) decrease in assets:	
Receivables from broker-dealers, clearing organizations and error account	(412,187)
Advance receivable	(284,500)
Other assets	(15,446)
Increase (decrease) in liabilities	
Accounts payable, accrued expenses and other liabilities	292,063
Net cash used by operating activities	(121,352)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions	148,000
Net cash provided by financing activities	148,000
NET INCREASE IN CASH	26,648
CASH, January 1, 2013 (Note 2)	55,827
CASH, December 31, 2013 (Note 2)	$82,475

The accompanying notes are an integral part of these financial statements

BROOKVILLE CAPITAL PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013

1. Nature of Business

Brookville Capital Partners, LLC ("The Company") was formed 12/12/06 in the state of New York. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

2. Summary of Significant Accounting Policies

Basis of presentation - The Company is engaged as a securities broker-dealer, which comprises several classes of services, including agency transactions.

Revenue recognition – Securities transactions (and the recognition of related income and expenses) are recorded on a settlement date basis, generally the third business day following the transaction date, unless the difference between settlement and trade date is significant to the Company's financial statement.

Commissions - Commissions and related clearing expenses are recorded on a settlement- date basis as securities transactions occur.

Income Taxes - The Company is a single member LLC and is treated as a disregarded entity for tax purposes. No provision has been made for federal and state income taxes since these taxes are the responsibility of its member.

Depreciation – Depreciation is primarily using the straight line method over the estimated useful life of the assets.

Estimates – The preperation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Statement of cash flows – For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

2. Summary of Significant Accounting Policies (continued)

Fair Value Measurements – The Company applies U.S. GAAP for fair value measurements of financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. U.S. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

FASB ASC 740 Income Taxes - The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. As of December 31, 2013 the company believes that there are no uncertain tax positions.

3. Fair Value Measurements

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

- Level 2. Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

3. Fair Value Measurements (continued)

- Level 3. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital requirements and require that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2013, the Company had net capital of $193,237 which was $163,383 in excess of its required net capital of $29,854. The Company's ratio of aggregate indebtedness to net capital at December 31, 2013 is 2.31 to 1.

5. Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include retail customers, broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

6. Commitments and Contingencies

Occupancy

The Company leases office space from a related party on a month-to-month basis in Uniondale, New York. The base rent is $13,304 per month.

Rental expense for the year ending December 31, 2013 was $159,650.

7. Related Party Transactions

As discussed in Note 6, the Company leases its office space from a related party that shares common ownership with the Company.

8. Subsequent Events

Management evaluated subsequent events through February 27, 2014, the date these financial statements were available to be issued.

Legal counsel has advised the Company that FINRA issued a "Wells Letter" dated January 30, 2014 notifying Brookville Capital Partners, LLC that FINRA's enforcement department has made a preliminary determination to recommend that a disciplinary action be brought against the Company, citing several findings, as a result of FINRA's investigation into a private placement offering. As of report date, there has been no resolution to this matter and therefore there is no quantification of any disciplinary action.

RAYMOND GIOVANNIELLO
Certified Public Accountant

100 Merrick Road-Suite 206West-Rockville Centre, NY 11570
516-887-8414 Fax 516-887-0574

INDEPENDENT AUDITOR'S REPORT
ON SUPPLEMENTARY INFORMATION
REQUIRED BY 17a-5 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

To the Members
Brookville Capital Partners, LLC

We have audited the financial statements of Brookville Capital Partners, LLC, as of and for the year ended December 31, 2013 and have issued our report thereon dated February 27, 2014 which contained an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the accompanying schedule, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The supplementary information, in the accompanying schedule, has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplementary information, in the accompanying schedule, is fairly stated in all material respects in relation to the financial statements as a whole.

Raymond Giovanniello, CPA
Rockville Centre, NY
February 27, 2014

BROOKVILLE CAPITAL PARTNERS LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2013

Net capital		
Total member's equity		$526,935
Deductions and charges:		
Non-allowable assets:		
Advance receivable	284,500	
Other assets	49,198	
Total deductions and charges		333,698
Net Capital		193,237
Aggregate indebtedness:		
Accounts payable, accrued expenses and other liabilities		$447,803
Computation of basic net capital requirement:		
Minimum net capital required (Note 4)		$29,854
Excess net capital		$163,383
Excess net capital at 1000% percent		$148,457
Ratio: aggregate indebtedness to net capital		2.31 to 1
Reconciliation with company's computation (included in part IIA of form X-17A-5(a) as of December 31, 2013):		
Net capital, as reported in Company's Part II(unaudited) FOCUS report		$193,237
Net capital per above		193,237
Difference		$0

The accompanying notes are an integral part of these financial statements

RAYMOND GIOVANNIELLO
Certified Public Accountant

100 Merrick Road-Suite 206West-Rockville Centre, NY 11570
516-887-8414 Fax 516-887-0574

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 (G) (1)

To the Members
Brookville Capital Partners, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Brookville Capital Partners, LLC (the "Company"), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion of the effectiveness of the Company's internal control.

Also, as required by rule 17a-5 (g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5 (g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

**INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 (G)(1)
(CONTINUED)**

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Raymond Giovanniello, CPA
Rockville Centre, New York
February 27, 2014

RAYMOND GIOVANNIELLO
Certified Public Accountant

100 Merrick Road-Suite 206West-Rockville Centre, NY 11570
516-887-8414 Fax 516-887-0574

INDEPENDENT AUDITOR'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members of
Brookville Capital Partners, LLC

In accordance with rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2013, which were agreed to by Brookville Capital Partners, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating Brookville Capital Partners, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Brookville Capital Partners, LLC's management is responsible for the Brookville Capital Partners, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

INDEPENDENT AUDITOR'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION (CONTINUED)

We are not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Raymond Giovanniello, CPA
Rockville Centre, NY
February 27, 2014

BROOKVILLE CAPITAL PARTNERS LLC
GENERAL ASSESSMENT RECONCILIATION (SIPC-7)
AS OF DECEMBER 31, 2013

SIPC Net operating revenues	$8,021,236
Deductions:	
Commissions paid to other SIPC members in connection with security transactions	186,656
40% of margin interest earned on customers secutities accounts	53,478
Total deductions	240,134
Net operating revenues less deductions	7,781,102
General assessment rate	0.0025
General assessment	19,453
Less payments made:	
SIPC -6	6,506
Total assessment balance at 12/31/13	$12,947

The accompanying notes are an integral part of these financial statements